Exhibit 99.1

Bioceres Crop Solutions Secures Patent Protection for HB4 Wheat in the U.S. Until 2042

ROSARIO, Argentina—March 5, 2025 (BUSINESS WIRE) —Bioceres Crop Solutions Corp. (NASDAQ: BIOX), announced today that it has received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for its first event-specific patent covering the HB4 Wheat, IND-ØØ412-7. This approval is the first of four potential patents the company is pursuing for HB4 Wheat in the United States, securing protection for this technology and associated production system until 2042.

HB4 wheat offers improved tolerance to drought and enhanced weed management options compared to conventional wheat. The technology has already been approved by the USDA for cultivation and by the FDA for food and feed use in the United States. The U.S. is the fourth largest wheat producer, with nearly 40 million acres harvested in the most recent marketing year.

In alignment with the company’s commitment to responsible commercialization, Bioceres Crop Solutions will adhere to the U.S. Wheat Associates’ (USW) “Wheat Industry Principles for Biotechnology Commercialization” developed with the National Association of Wheat Growers (NAWG). These principles include maintaining fluent dialogue with USW/NAWG, securing regulatory approvals for food and feed in major wheat export markets, establishing tolerance thresholds for low level presence, providing trait detection tests, and ensuring product stewardship through education, outreach and a certified seed value capture model.

The commercial rollout of HB4 wheat in the U.S. will follow a broad licensing approach, consistent with the company’s recently announced go-to-market strategy for its HB4 technology.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations

investorrelations@biocerescrops.com